UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

TAT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

P.O.BOX 80, Gedera 70750 Israel
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒ If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.           Press Release announcing that TAT Technologies’ Piedmont Aviation Component Services subsidiary has signed a 5 year APU Maintenance Agreement with Austrian Airlines.

ITEM 1

TAT Technologies Wholly Owned Subsidiary, Piedmont Aviation Component Services
Has signed a Five Year APU maintenance Agreement with Austrian Airlines

GEDERA, Israel, Thursday, February 3, 2011 /PRNewswire-FirstCall/ -- TAT Technologies Ltd. (Nasdaq:TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, today announced that its wholly-owned subsidiary, Piedmont Aviation Component Services ("Piedmont"), has signed a five year APU (Auxiliary Power Unit - a small gas turbine engine) maintenance Agreement with Austrian Airlines ("Austrian") covering Austrian Boeing 767 fleet GTCP331-200 APU. The maintenance agreement for the GTCP-331-200 model is in addition to an existing contract between Austrian and Piedmont for the CRJ200 fleet GTCP36-150RJ APU.

Mr. Burkard Wigger, Vice President Technical Operations at Austrian Airlines said: “With Piedmont Aviation Component Services, we have found a professional partner who is very committed to our inquiries and comes up with tailored solutions that fit our demands. Piedmont offers expert knowledge in APU maintenance and has already proved to deliver reliable and satisfying services in our cooperation.”

TAT's President and CEO, Dr. Shmuel Fledel, commented on the new agreement: "We are proud of the solid relationship between Austrian and Piedmont. For the last 4 years we have been successful with the current 36-150RJ APU contract and the addition of the 331-200 APU model demonstrates the high level of confidence and cooperation between the two companies. The new APU agreement reinforces TAT's leading position in the APU maintenance industry."

About Austrian Airlines

Austrian Airlines is Austria’s largest carrier and offers a global route network of round 130 destinations. In Central and Eastern Europe, the route network is particularly dense: With 44 destinations Austrian Airlines is the market leader throughout the region. Thanks to its favourable geographical location at the heart of Europe, the company’s hub at Vienna International Airport is the ideal gateway between East and West. Austrian Airlines is part of the Lufthansa Group, Europe’s largest airline group, and a member of the Star Alliance, the first global alliance of international airlines.

About TAT Technologies LTD

TAT Technologies LTD is a leading provider of services and products to the commercial and military aerospace and ground defense industries.

TAT operates under three operational segments:  (i) OEM of Heat Transfer products (ii) OEM of Electric Motion Systems; and (iii) MRO services, each with the following characteristics.

TAT’s activities in the area of OEM of Heat Transfer products primarily relate to the (i) design, development, manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; and (ii) manufacture and sale of environmental control and cooling systems and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of OEM of Electric Motion Systems primarily relate to the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. TAT activities in this segment commenced with the acquisition of Bental in August 2008.

TAT’s MRO services include the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components, APUs, propellers and landing gear. TAT’s Limco subsidiary operates FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT also holds 37% in First Aviation Services, a world-wide distributor of products and services to the aerospace industry and a one-stop-shop for MRO services (wheels, breaks, propellers and landing gear) for the General Aviation Industry.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For more information of TAT Technologies, please visit our web-site:www.tat-technologies.com

Contact:

Miri Segal-Scharia MS-IR LLC Tel: 1-917-607-8654 msegal@ms-ir.com	Dr. Avi Ortal CEO Limco Piedmont. Tel: 1-336-455-1785 avio@lpi.aero

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: February 3, 2011